Exhibit 99.3

ALEXCO RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated March 13, 2019 and provides an analysis of Alexco’s consolidated financial results for the year ended December 31, 2018 compared to those of the previous year.

The following information should be read in conjunction with the Corporation’s December 31, 2018 consolidated financial statements with accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com, the SEDAR website at www.sedar.com and the Edgar website at www.sec.gov.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

All dollar figures are expressed in Canadian dollars unless otherwise stated.

2018 HIGHLIGHTS AND OVERALL PERFORMANCE

CORPORATE

•	Overall, Alexco reported a net loss of $8,501,000 ($0.08 per share) for the year ended December 31, 2018 and a loss before tax expense of $6,994,000 including non-cash adjustments totalling $2,597,000. The loss before taxes for 2017 was $6,341,000 including non-cash costs of $4,658,000. The increase in the net loss in 2018 compared to 2017 was mainly attributed a non-cash credit facility fee ($797,000), increased mine-site care and maintenance costs (increase of $715,000) and an investment loss incurred in 2018 ($572,000) partially offset with the Corporation’s fair value gain on the embedded derivative related to the Wheaton streaming agreement ($3,071,000). Furthermore, in 2017 the Corporation incurred a foreign exchange gain ($963,000) and gains on investments ($1,341,000).

•	The Corporation’s cash and cash equivalents at December 31, 2018 totaled $8,576,000 compared to $17,906,000 at December 31, 2017, while net working capital (see Non-GAPP Measures on page 23) totaled $10,188,000 compared to $18,676,000 at December 31, 2017. The Corporation’s restricted cash and deposits at December 31, 2018 totalled $2,725,000 compared to $7,092,000 at December 31, 2017.

•	On February 23, 2018 Alexco entered into a definitive credit agreement with Sprott Private Resource Lending (Collector), L.P. (“Sprott”) to provide a US$15,000,000 credit facility (the “Credit Facility”), which remains undrawn.

•	On April 30, 2018 Alexco replaced $6,305,000 of cash placed as security for its Keno Hill property with a surety bond. The surety instrument is collateralized with $2,364,191 of cash with the resulting $3,941,000 plus accrued interest being reclassified to unrestricted cash. In addition on April 25, 2018 security posted in cash in the amount of $499,000 (US$398,000) was also released to the Corporation on issuance of a State of Colorado “No Further Active Remediation” filing which represents the final step in the successful completion of the Globeville Smelter Project.

•	On June 14, 2018, the Corporation completed an offering, on a bought deal basis, of 4,703,000 flow-through common shares at a blended price of approximately $1.92 per share for gross proceeds of $9,041,150. The securities issued under the offering were compromised of (i) 966,500 flow-through shares with respect to "Canadian exploration expenses" issued at $2.05 per share; (ii) 1,736,500 flow-through shares with respect to "Canadian exploration expenses" that also qualify as "flow-through mining expenditures" issued at $2.05 per share; and (iii) 2,000,000 flow-through shares with respect to "Canadian development expenses" issued at $1.75.

•	During the year, 1,167,351 warrants were exercised for proceeds to Alexco of $2,027,000.

•	On April 12, 2018 Alexco announced the appointment of Karen McMaster to the Board of Directors. Ms. McMaster’s extensive history in the mining industry has been primarily focused on legal counsel for environmental matters as well as exploration and mine development.

MINE OPERATIONS AND EXPLORATION

•	On May 2, 2018, Alexco announced completion of 550 meters (“m”) on the Bermingham underground advanced exploration decline, initially collared in August 2017, and subsequently completed a 4,230 m underground exploration drill program from the decline. Results from this drilling program were released on August 9, 2018 and September 17, 2018.

•	Following completion of underground advanced exploration work at Bermingham, Alexco commenced the underground ramping system at the Flame & Moth deposit. Alexco completed the targeted Flame & Moth underground development program for 2018 with 452 m driven in total, comprising 371 m of linear decline advance and 81 m included in support infrastructure.

•	During 2018, the Corporation completed a total of 15,314 m of surface exploration drilling in 55 completed holes including 7,687 m in 26 drill holes in a new reconnaissance program, and 3,756 m in 11 holes in the Bermingham in-fill drilling program, as well as 1,179 m in ten holes at Flame & Moth for metallurgical and geotechnical purposes. A further 2,692 m was drilled on third party properties within the district complex. Results from the surface drilling programs were released on August 9, 2018, September 17, 2018 and January 29, 2019.

•	On September 20, 2018 Alexco announced an updated and expanded mineral resource estimate for the Bermingham deposit (see news release dated September 20, 2018, entitled “Alexco Updates Bermingham Resource”). The indicated mineral resources expanded from 17.3 million ounces to 33.3 million ounces of contained silver at an average silver grade of 628 g/t, while inferred mineral resources increased from 5.4 million ounces to 10.4 million ounces of contained silver at an average silver grade of 526 g/t.

•	In the fourth quarter of 2018 the Corporation determined that the likely timeline to renew the currently active Water Use Licence (“WUL”) (which includes authorization for water use and waste deposition related to development and processing of Bermingham ores) would be near the end of the second quarter of 2019. With this information in hand and the announcement of an expanded mineral resource at Bermingham (above), the Corporation elected to extend the pre-feasibility study (“PFS”) completion timeline to the end Q1 2019. With respect to the outstanding renewal of the WUL originally expected in Q2 2019, the Corporation believes it prudent to guide toward a third quarter issuance of this final WUL, due to continued backlog pressure in the Yukon Water Board process.

•	On December 6, 2018 the Association for Mineral Exploration (“AME”) announced the recipients of their 2018 Celebration of Excellence Award winners. Alexco’s Al McOnie (VP, Exploration), Seymour Iles (District Exploration Manager) and Jared Chipman (Sr. Geologist) were honored with the H.H. ‘Spud’ Huestis Award for Excellence in Prospecting and Mineral Exploration. This award is a result of their work on the recent discovery and delineation of more than 60 million ounces of silver in the Flame & Moth and Bermingham deposits in the Keno Hill Silver District.

ALEXCO ENVIRONMENTAL GROUP

•	Alexco Environmental Group (“AEG”), recognized revenues of $19,880,000 for the year ended December 31, 2018 for a gross profit of $6,052,000 achieving a gross margin of 30% compared to revenues of $10,732,000 for the year ended December 31, 2017 for a gross profit of $4,000,000 achieving a gross margin of 37%. AEG operating income before taxes for 2018 was $1,518,000 excluding non-cash costs of $165,000 (see Note 28 in the financial statements for the year ended December 31, 2018).

•	On April 3, 2018 Alexco’s wholly owned US subsidiary, Alexco Water and Environment Inc. (“AWE”), entered into a Master Services Agreement (“MSA”) with Colorado Legacy Land LLC (“CLL”) to become the Operator of Responsible Charge for the Schwartzwalder Mine and the former Cañon City Uranium Mill reclamation and cleanup projects. These long-term arrangements are expected to take more than ten years to complete and are expected to generate revenue in excess of US$20,000,000 for AWE.

•	On June 15, 2018 AEG acquired Contango Strategies Ltd. (“Contango”), a private company based in Saskatoon, Saskatchewan, for consideration of $1,388,000 comprising $971,600 in cash and 237,999 common shares of Alexco at a value of $416,400. Settlement of the consideration is in two tranches with $1,018,000 (comprising $601,600 in cash and $416,400 in Alexco common shares) paid on closing with the remaining $370,000 cash payment to be made on the first anniversary of the closing of the transaction. The acquisition includes all of Contango’s operations including $450,000 in working capital, and property, plant and equipment.

SELECTED ANNUAL CONSOLIDATED CORPORATE INFORMATION

	As at and for the year ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)	2018	2017	2016

Revenue	19,880	10,732	11,361
Gross profit	6,052	4,000	2,866

Net loss	(8,501)	(7,813)	(4,524)
Loss per share:
Basic	($0.08)	($0.08)	($0.05)
Diluted	($0.08)	($0.08)	($0.05)
Total assets	133,018	122,324	109,686
Total long-term liabilities	8,384	5,669	4,332
Dividends declared	Nil	Nil	Nil

OVERVIEW OF THE BUSINESS

Alexco owns substantially all of the historic Keno Hill Silver District (“KHSD”), located in Canada's Yukon Territory. The Bellekeno silver mine, one of the world's highest-grade silver mines with a production grade averaging 779 g/t, commenced commercial production at the beginning of 2011 and was Canada's only operating primary silver mine from 2011 to 2013, producing a total of 5.6 million ounces of silver during that time. In September 2013 Alexco suspended Bellekeno mining operations in light of a sharply reduced silver and base metal prices. Since the suspension Alexco has focused on evaluating the Flame & Moth and the Bermingham deposits, renegotiating third party contracts and reviewing other opportunities to reduce future mining operating costs for future operations at Keno Hill. This work culminated with the publication of an updated preliminary economic assessment (“PEA”) in 2017. With the PEA study in hand, Alexco has moved forward to development of a PFS focused on potential KHSD economics related to the return of KHSD to commercial operations including production from the Flame & Moth, Bermingham, Lucky Queen and Bellekeno silver deposits.

Alexco also owns and operates an environmental consulting business, AEG, which provides a variety of mine and industrial related environmental services, including management of the regulatory and environmental permitting process, remediation technologies and reclamation and mine closure services. AEG provides these services to both government and industry clients through its wholly owned subsidiaries, Alexco Environmental Group Inc. (“AEG Canada”), Alexco Water and Environment Inc. (“AWE”) and Contango Strategies Ltd. (“Contango”). Alexco also owns certain patent rights related to mine reclamation and closure processes including the in-situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Alexco is a public company which is listed on the NYSE American Stock Exchange (under the symbol AXU) and the Toronto Stock Exchange (under the symbol AXR).

OUTLOOK AND STRATEGY

Keno Hill Silver District

Alexco’s current primary focus is to re-start mining operations at Keno Hill, commodity prices, commercial arrangements and markets considered. Alexco has the requisite permits and authorizations for future ore production from the Flame & Moth, Lucky Queen, Bellekeno and Onek deposits. In November 2017 a project proposal for environmental assessment was submitted to Yukon Environmental and Socio-economic Assessment Board (“YESAB”) for future production and processing of ore from the Bermingham deposit. A positive Decision Document was issued by the Yukon Government on July 27, 2018. Completion of the amendments to Alexco’s Quartz Mining Licence (“QML”) is now expected in Q2 2019, and a renewal of the WUL is expected in Q3 2019. At that point Alexco will be fully permitted for ore production and processing from the Bermingham deposit in addition to the previously mentioned Flame & Moth, Lucky Queen, Bellekeno and Onek deposits.

The KHSD is located in the Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement (“CCBA”) with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

Alexco Environmental Group

Alexco owns and operates AEG which carries out a variety of fee for service and turnkey project activities related to environmental management and assessment, project permitting, remediation, water treatment and project closure mandates in North America and elsewhere. AEG has developed a strong client base within the mining industry and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation as well as emergency water treatment services. With the acquisition of Contango in June 2018, AEG has expanded its business lines into specialized biological water treatment systems for mining, oil and gas, and industrial operations.

AEG provides consulting services to Alexco’s wholly owned subsidiary, Elsa Reclamation and Development Ltd. (“ERDC”), on the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill with the Federal Government of Canada (“Canada”) and in accordance with the amended and restated Subsidiary Agreement (“ARSA”).

ERDC

As part of Alexco’s 2006 acquisition of the United Keno Hill Mines (“UKHM”) mineral rights in the Keno Hill District, ERDC is party to the ARSA with Canada. Under the ARSA, ERDC is retained by Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral properties. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure plan with Canada. Upon regulatory approval, the closure plan will be implemented by ERDC. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope. ERDC receives agreed-to commercial contractor rates when retained by Canada to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure and reclamation planning under the ARSA.

ERDC currently holds a Type B WUL under the Yukon Waters Act to undertake care and maintenance activities in the Keno Hill area. The final Existing State of Mine (“ESM”) Reclamation Plan at Keno Hill was completed in September 2018 and was subsequently submitted for environmental assessment by the YESAB. The ESM Project Proposal to YESAB was declared adequate in February 2019. Subsequent to completion of the YESAB environmental assessment process, a WUL amendment will be required from the Yukon Water Board to authorize the activities necessary to effect closure of the site. After licencing, funding approval from Crown-Indigenous Relations and Northern Affairs Canada (“CIRNAC”) for the final cleanup project will be subject to review and acceptance of the project by the Treasury Board of Canada. The final ESM Reclamation Plan is subject to amendment that may result from requirements during the assessment, licencing, and funding approval processes.

Economic Climate

Silver, lead and zinc are the primary metals found within the Keno Hill District historically. With respect to the economic climate during 2018, prices have steadily declined with an average silver price of US$15.71 during the year. Silver traded from a high of US$17.52 on January 25, 2018 to a low of US$13.97 on November 14, 2018, while lead traded between US$1.22 to US$0.87 and zinc traded between US$1.64 to US$1.04 per pound. As at the date of this MD&A, spot commodity prices are approximately US$15.50 per ounce silver, US$0.95 per pound for lead and US$1.29 per pound for zinc and the Canadian-US exchange rate is approximately US$0.75 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$16.25 per ounce, for lead average approximately US$1.05 per pound, and for zinc US$1.18 per pound, with the Canadian-US exchange rate forecast at US$0.76 per CAD (see “Risk Factors” in the MD&A for the year ended December 31, 2018, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder).

RESULTS OF OPERATIONS

Keno Hill Silver District

2018 Flame & Moth Development

During 2018 Alexco commenced the underground ramping system at the Flame & Moth deposit. Alexco completed the targeted Flame & Moth underground development program for 2018 with 452 m driven in total, comprising 371 m of linear decline advance and 81 m included in support infrastructure. Approximately 336 m of ramp and infrastructure development remains to reach the first ore level access at the Lightning Zone. In addition, a 100 m ventilation raise to surface will be required before commercial ore production can be achieved. Completion of the remaining ramp development, raise and infrastructure is pending completion of the PFS and a positive production decision.

The Flame & Moth decline is being constructed at a design of 15% grade and sized 3.7 m wide x 4.0 m high and will accommodate new underground drilling headings as well as haulage up to 250 to 400 tonnes of ore per day to the primary crusher which is located within 200 m of the mine portal.

Exploration

i.	2018 Advanced Exploration Program - Bermingham

In May 2018 the Corporation completed the 550 m advanced exploration decline and from established underground drilling stations, completed an underground drilling program designed to provide 10 – 15 m spaced intercepts in the upper portion of the high grade Bear Vein.

The underground drilling program was completed in September 2018 with 4,230 m in 24 holes, with most holes being extended beyond the Bear Vein to also intersect the adjacent mineralized Bermingham and Bermingham Footwall veins.

At the same time, surface drilling continued to infill and extend mineralization in areas peripheral to the Bermingham resources with a total of 3,756 m completed in 11 holes.

Initial 2018 results from this underground drilling campaign were announced on August 9, 2018 (see news release dated August 9, 2018, entitled “Alexco Drills up to 12 Meters (true width) of 1,019 grams per tonne Silver at Bermingham Deposit, Provides Update on Permitting and Underground Development”) and further results were announced on September 17, 2018 (see news release dated September 17, 2018, entitled “Alexco Drills Intersects 4.3 Meters (Tue Width) of 3,605 Grams per Tonne Silver at Bermingham, Completes Underground Infill/Exploration Drill Program”).

The in-drill results confirmed the previously anticipated silver grades and vein thickness with significant intercepts reported such as the Bear Vein over a 4.29 m true width grading 3,605 g/t (115.91 oz/t) silver in hole BMUG18-018 and 12.28 m true width grading 1,019 g/t (32.8 oz/t) silver in hole BMUG18-012. Other significant intercepts were reported from the associated Bermingham and Bermingham Footwall veins including 4.17 m true width grading 5,373 g/t (172.8 oz/t) Ag in hole BMUG18-015.

ii.	Updated Mineral Resource Estimate - Bermingham

The results from the 2017 and 2018 exploration drilling programs were incorporated into the updated and expanded mineral resource estimate for the Bermingham deposit prepared by SRK Consulting (Canada) Inc. (“SRK”) and announced on September 20, 2018 (see news release dated September 20, 2018 entitled, “Alexco Updates Bermingham Mineral Resource”).

The indicated mineral resources expanded from 17.3 million ounces to 33.3 million ounces of contained silver at an average grade of 628 g/t silver, while inferred mineral resources have increased from 5.4 million ounces to 10.4 million ounces of contained silver at an average grade of 526 g/t silver. This updated and expanded mineral resource estimate will be used as the basis for the PFS currently being prepared.

iii.	2018 Other Exploration Areas

In October 2018 the Corporation completed its 2018 surface exploration program as planned, drilling a total of 15,314 m in 55 completed drill holes (including the 3,756 m in 11 surface holes at Bermingham noted above).

In addition to the exploration drilling that was focused on the Bermingham prospect, other generative programs were undertaken on historically mined sites at the Husky, No Cash, Townsite, Eagle, Bellekeno South and Black Cap occurrences with 26 holes completed in 7,687 m. The assay results from these holes were announced on January 21, 2019 (see news release dated January 21, 2019, entitled “Alexco 2018 Reconnaissance Drilling Confirms Continuation of Bermingham Mineralization at Depth and Identifies an Offset Extension, Identifies New Gold Targets”). This included:

•	A new exploration initiative was undertaken on third party properties within the district complex with 2,692 m completed in eight drill holes.

•	11 drill holes for 1,179 m completed at the Flame & Moth deposit, for metallurgical and geotechnical purposes.

During the fourth quarter the Corporation completed a high resolution helicopter EM-magnetic geophysical survey totalling 1,100 line kilometers over the Galena Hill area. The data is currently being processed and when available will assist with geological interpretation and correlation of known mineralized structures to identify new prospective zones.

Permitting Update

Alexco has the requisite permits and authorizations for future ore production from the Bellekeno, Flame & Moth, Lucky Queen, and Onek deposits. Permitting for production from the Bermingham deposit is ongoing with a positive Decision Document issued by the Yukon Government on July 27, 2018. The Decision Document outlines a number of standard terms and conditions for development and mine production from the Bermingham deposit.

With the issuance of the Decision Document, Alexco submitted a water license amendment and renewal application to the Yukon Water Board for processing and milling ore and discharging treated water from the Bermingham mine.

Completion of the amendments to Alexco’s QML are expected Q2 2019, and a renewal of the WUL is expected in Q3 2019.

Pre-feasibility Study

During the fourth quarter of 2018 the Corporation continued to work with independent consultants on the PFS. As a result of the announcement of an expanded mineral resource at Bermingham and a delay of the permitting timeline for the Bermingham deposit, completion of the PFS is anticipated late in the first quarter of 2019. The PFS will address optimization of underground development and mining strategies for the restart of commercial mining operations in the KHSD, including strategies related to extraction of the recently expanded Bermingham resource.

Mine Site Care and Maintenance

Mine site care and maintenance costs for 2018 totaled $2,603,000 compared to $1,888,000 in 2017. The increase in costs is mainly due to site-based expenditures and mill maintenance and refurbishment initiatives related to future recommissioning of the mill and related plant. Included in mine site care and maintenance costs is depreciation expense of $1,292,000 for 2018 compared to $1,366,000 for 2017.

General and Administrative Expenses

Corporate:

Corporate general and administrative expenses during 2018 totaled $7,498,000 compared to $8,164,000 for 2017. This includes non-cash costs of $2,649,000 in 2018 and $2,407,000 in 2017. The corporate general and administrative expenses decreased in 2018 primarily as a result of the Corporation incurring higher costs in 2017 related to restructuring the Amended SPA with Wheaton and professional and consulting fees for restructuring AEG.

Environmental Services:

Environmental Services general and administrative expenses during 2018 totaled $4,672,000 compared to $2,778,000 for 2017. The increase in general and administrative expenses in 2018 is attributable to the additional overheads associated with operation of the Contango business and additional investment in professional employees and support functions required to meet demand and growth in the business.

Alexco Environmental Group (AEG) and ERDC

Highlights during 2018:

•	AEG recognized revenues of $19,880,000 in 2018 for a gross profit of $6,052,000 achieving a gross margin of 30% compared to revenues of $10,732,000 for a gross profit of $4,000,000 achieving a gross margin of 37% in 2017. The increase in gross profit during the 2018 period was primarily due to new projects from both Canadian and US customers.

•	During the year, under the contract with Canada on the historical cleanup at Keno Hill, ERDC submitted the ESM Reclamation Plan for environmental assessment by YESAB. In addition, ERDC continued with detailed engineering related to the closure plan.

•	AEG is successfully operating two water treatment facilities in the US, the Gladstone Interim Water Treatment Plant (“IWTP”) near Silverton Colorado and the Schwartzwalder industrial water treatment plant near Golden Colorado, as well as four smaller water treatment facilities within the Keno Hill District in the Yukon Territory, Canada.

Acquisition of Contango Strategies Ltd.

On June 15, 2018 AEG acquired Contango, a private company based in Saskatoon, Saskatchewan, for consideration of $1,388,000 comprising $971,600 in cash and 237,999 common shares of Alexco at a value of $416,400. Settlement of the consideration is in two tranches with $1,018,000 (comprising $601,600 in cash and $416,400 in Alexco common shares) paid on closing with the remaining $370,000 cash payment to be made on the first anniversary of the closing of the transaction. The acquisition included all of Contango’s operations including $450,000 in working capital, and property, plant and equipment.

Contango specializes in biological (passive, semi-passive and active) water treatment systems for mining, oil and gas, and industrial operations. Contango operates a year-round environmentally controlled pilot-scale facility, which allows for the development, testing and optimization of technologies such as bioreactors and constructed treatment wetlands. Additionally, genetic profiling using Contango’s in-house DNA sequencing facility and microbiology laboratories can detect and identify microbes for applications including bioreactor optimization, corrosion and fouling correction, and environmental remediation.

FOURTH QUARTER

For the quarter ended December 31, 2018 Alexco reported a net loss of $1,795,000 on total revenues of $8,902,000 compared to a net loss of $1,790,000 on total revenues of $2,507,000 in 2017. AEG recognized revenues of $8,902,000 in the fourth quarter of 2018 for a gross profit of $2,152,000 achieving a gross margin of 24% compared to revenues of $2,507,000 in the fourth quarter of 2017 for a gross profit of $993,000 achieving a gross margin of 40%. The higher 2018 period revenue was attributed to commencement of a new project requiring construction of a Water Treatment Plant, which included lower margin work on the front end of the project.

Mine site care and maintenance costs in fourth quarter of 2018 totaled $319,000 compared to $453,000 for the same period in 2017. The decrease in costs is mainly due to a lower depreciation charge in the 2018 period.

Corporate general and administrative expenses in the fourth quarter of 2018 totaled $1,671,000 compared to $1,895,000 in the fourth quarter of 2017. The decrease in the 2018 period relates primarily to AEG restructuring costs incurred in the 2017 period.

Environmental Services general and administrative expenses in the fourth quarter of 2018 totaled $1,576,000 compared to $585,000 in the fourth quarter of 2017. The increase in general and administrative expenses in the 2018 period is attributable to an approximate 125% expansion of the professional and operating workforce to 82 employees to meet increased client-based demand and additional overheads associated with operation of the Contango business.

SUMMARY OF QUARTERLY RESULTS

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

Period	Revenue	Gross Profit	Net Income (Loss)	Basic Income (Loss) per Share	Diluted Income (Loss) per Share	Expenditures Capitalized on Mineral Properties

2017-Q1	1,935	549	(973)	$(0.01)	$(0.01)	885
2017-Q2	2,504	913	(2,736)	$(0.03)	$(0.03)	1,782
2017-Q3	3,786	1,545	(2,313)	$(0.02)	$(0.02)	3,491
2017-Q4	2,507	993	(1,791)	$(0.03)	$(0.03)	2,809
2017 Total (restated)	10,732	4,000	(7,813)	$(0.09)	$(0.09)	8,967
2018-Q1	2,764	830	(3,261)	$(0.03)	$(0.03)	3,147
2018-Q2	3,545	1,368	(1,896)	$(0.02)	$(0.02)	4,812
2018-Q3	4,669	1,702	(1,548)	$(0.01)	$(0.01)	6,517
2018-Q4	8,902	2,152	(1,795)	$(0.02)	$(0.02)	3,163
2018 Total	19,880	6,052	(8,501)	$(0.08)	$(0.08)	17,639

Note: Sum of all the quarters may not add up to the yearly totals due to rounding

The net loss for 2017 quarters reflect site based expenditures along with general and administrative expenses, costs related to restructuring the Wheaton streaming agreement partially offset by AEG profits, a foreign exchange gain and a gain on investments. The net loss from the 2018 quarters reflect fair value adjustment losses from the Corporation’s available-for-sale investments, site based expenditures, mill maintenance initiatives and general and administrative expenses offset by a non-cash fair value gain related to the embedded derivative on the Wheaton streaming agreement.

The mineral property expenditures in 2017 reflect the resource estimation work being completed on the Bermingham and Flame & Moth deposits and completion of the PEA during the first quarter followed by the surface exploration program and commencement of the advanced underground exploration program at the Bermingham deposit. The mineral property expenditures in the first quarter of 2018 mainly reflect the continued advancement of the underground exploration decline at the Bermingham deposit and the expenditures incurred in the second, third and fourth quarters of 2018 reflect completion of the advanced exploration decline, completion of the underground drilling program at the Bermingham deposit, commencement of the underground development decline at the Flame & Moth deposit and commencement of a 15,000 m surface drilling program. The Corporation is continuing to work on a pre-feasibility study, which will include the drill results from the 2017 surface drill program along with the 2018 drill program at the Bermingham deposit.

Liquidity, Cash Flows and Capital Resources

Liquidity

At December 31, 2018 the Corporation had cash and cash equivalents of $8,576,000, and net working capital of $10,188,000 compared to cash and cash equivalents of $17,906,000 and net working capital of $18,676,000 at December 31, 2017. The Corporation faces no known liquidity issues or is aware of any significant credit risks in any of its financial assets. In addition, the Corporation’s restricted cash and deposits at December 31, 2018 totalled $2,725,000 compared to $7,092,000 at December 31, 2017.

With its cash resources and net working capital on hand at December 31, 2018, and assuming no re-start of full scale mining operations, Alexco anticipates it will have sufficient capital resources to service the working capital requirements of its mine site care and maintenance, exploration activities, environmental services business and corporate offices and administration, for at least the next 12 month period. As noted elsewhere in this MD&A, re-start of mining operations is dependent on a number of factors, including a supportive silver market, maintaining current metal prices and foreign exchange rates. A re-start of underground production operations will require additional capital investment, in excess of the capital resources currently on hand. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation is likely to require future additional funding.

Historically, Alexco’s main sources of funding have been from mining operations, AEG and equity issuances. All sources of finance reasonably available will be considered to fund future requirements, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

Cash Flows

	Three Months Ended December 31		Year Ended December 31
	2018	2017	2018	2017

Cash flow from (used) in operating activities	$(657)	$478	$(5,490)	$(4,054)
Cash flow from investing activities	(4,840)	(3,965)	(14,161)	(7,329)
Cash flow provided by financing activities	23	29	10,321	8,907
	$(5,474)	$(3,458)	$(9,330)	$(2,476)

Cash outflow in operating activities was $657,000 for the fourth quarter of 2018 versus cash inflow of $478,000 for the fourth quarter of 2017. The majority of cash outflow from operating activities during the 2018 period were expended on site-based care and maintenance costs and general and administrative costs offset by profits from AEG. Cash outflow from investing activities were $4,840,000 for the fourth quarter of 2018 versus a cash outflow of $3,965,000 for the fourth quarter of 2017. The cash outflow during the fourth quarter of 2018 related to the surface exploration program and work on a pre-feasibility study. The cash inflow from financing activities was $23,000 for the fourth quarter of 2018 versus a cash inflow of $29,000 for the fourth quarter of 2017.

Cash used in operating activities was $5,490,000 for 2018 versus $4,054,000 for 2017. The majority of cash consumed in operating activities during the 2018 and 2017 periods were expended on site-based care and maintenance costs and general and administrative costs offset by profits from AEG. Cash outflow from investing activities were $14,161,000 for 2018 versus $7,329,000 for 2017. The increased cash outflow in 2018 primarily related to the Bermingham underground advanced exploration program, increased surface exploration programs, underground development work at Flame & Moth deposit and work on the prefeasibility study. Furthermore, the Corporation acquired Contango in 2018. The outflows in 2018 were partially offset with the release of restricted funds in place of a surety bond. During 2017, the Corporation received $2,003,000 from the proceeds on the disposal of investments compared to $207,000 outflow from purchasing investments in 2018. Cash inflow from financing activities were $10,321,000 for 2018 compared to $8,907,000 for 2017. The 2018 cash inflow relates to proceeds from a completed public offering consisting of 4,703,000 flow-through shares at a blended price of $1.92 per share along with $2,245,000 from the exercise of warrants and stock options. In 2017 the Corporation had cash inflow from proceeds totalling $8,907,000 from a private placement and the exercise of warrants and stock options.

Silver Purchase Agreement (“SPA”) with Wheaton

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a SPA with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000 and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet notionally reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a reduced silver price environment.

On March 29, 2017 the Corporation and Wheaton amended the SPA such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment based on monthly silver head grade and monthly silver spot price. The actual monthly production payment from Wheaton is determined based on the monthly average silver head grade at the mill and the monthly average spot price, as determined by a grade and pricing curve with an upper ceiling grade of 1,400 g/t silver and price of US$25 per ounce of silver and a floor grade of 600 g/t silver and price of US$13 per ounce of silver. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which has now been extended to December 31, 2020. If the completion test is not satisfied by December 31, 2020, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further proportionately reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2020. The Amended SPA is secured against the Corporation’s mineral properties until repayment of the original deposit of US$50,000,000.

As at December 31, 2018, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the monthly silver head grade and silver price. The model relies upon inputs from the PEA, such as payable ounces delivered, head grade and silver price and will be updated as a result of updated studies, mine plans and actual production. A discount rate of 13%, representing the implied discount rate applied to the payment made under the Amended SPA was used to calculate the net present value. There were adjustments totalling $3,071,000 recorded during 2018 (2017 - $nil) primarily as a result of a reduction in silver price and reduction in value of the Canadian dollar during the period. See Guidance on Embedded Derivative below.

Capital Resources

On June 14, 2018, the Corporation completed an offering, on a bought deal basis, of 4,703,000 flow-through common shares at a blended price of approximately $1.92 per share for gross proceeds of $9,041,150. The securities issued under the offering were compromised of (i) 966,500 flow-through shares with respect to "Canadian exploration expenses" issued at $2.05 per share; (ii) 1,736,500 flow-through shares with respect to "Canadian exploration expenses" that also qualify as "flow-through mining expenditures" issued at $2.05 per share; and (iii) 2,000,000 flow-through shares with respect to "Canadian development expenses" issued at $1.75. As of December 31, 2018 the Corporation had $3,170,000 to be spent prior to December 31, 2019.

On May 30, 2017, the Corporation completed a bought deal financing and issued 4,205,820 flow-through common shares on a private placement basis at a price of $2.15 per share for aggregate gross proceeds of $9,042,513. As of December 31, 2018 the Corporation had incurred all $9,042,513 of these flow-through funds.

On February 23, 2018 the Corporation entered into a definitive credit agreement with Sprott to provide a US$15,000,000 Credit Facility. The Credit Facility remains undrawn and has the following key terms:

•	Term of 3 years, Maturity Date – February 23, 2021
•	Interest rate on funds drawn down: the greater of
o	7% plus US Dollar 3 month LIBOR and
o	8% per annum, payable monthly
•	Repayable in quarterly installments from October 31, 2019 through to the Maturity Date
•	Upon draw down of funds a 3% charge of the draw down is charged
•	1,000,000 share purchase warrants were issued to Sprott with a five-year term, an exercise price of $2.25 per share and a right by the Corporation to accelerate the expiry date to 30 days following the closing price of the shares exceeding $5.63 for more than 20 consecutive trading days

•	Repayable in whole or in part, without penalty, provided not less than twelve (12) months of interest has been paid on any outstanding amount
•	On February 14, 2019 the Corporation extended the availability period of draw down to August 23, 2019 from February 23, 2019 by issuing to Sprott 171,480 Alexco common shares.

On September 21, 2018 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following September 21, 2018.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations (expressed in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years

Operating leases	$1,440	$390	$703	$347	$	Nil
Purchase obligations	360	60	180	120		Nil
Decommissioning and rehabilitationprovision (undiscounted basis)	6,573	-	733	298		5,542

Total	$8,373	$450	$1,616	$765		$5,542

Guidance on Embedded Derivative

As discussed above, the valuation model for the embedded derivative related to the Wheaton SPA currently relies upon inputs from the PEA, such as payable ounces delivered and head grade, and will be updated as a result of updated studies, mine plans and actual production. Upon completion of the PFS, the valuation model will replace the inputs from the PEA with inputs from the PFS. Furthermore the valuation model for the embedded derivative has been updated to utilize a probability based dynamic pricing structure as opposed to a static pricing structure. As such, the discount rate used and silver price assumptions are updated quarterly based on the risk-free yield curve and silver price forward curve at quarter end.

Based on assumptions used in the dynamic valuation model the value of the derivative asset as at December 31, 2018 is $9,671,000. If, for example, the silver price were to decline to US$13 per ounce and all other assumptions remained the same, the approximate derivative asset value would be $11,230,000. Similarly, if the silver price were to increase to US$25 per ounce and all other assumptions remained the same, the approximate derivative asset value would be negative $1,379,000, and could be classified as a derivative liability. The impacts of these swings in derivative asset value are recorded on the Statement of Profit and Loss through Other Income (Expenses) (see note 15 in the consolidated financial statements for years ended December 31, 2018 and 2017).

The following table summarizes the expected stand-alone impact on the embedded derivative asset value based on changes in model inputs:

Dynamic Model Input Change	Expected Impact on Embedded Derivative Asset Value
Silver Price Increase	Decrease
Silver Price Volatility Increase	Decrease
Mill Silver Head Grade Increase	Decrease
Decrease in timeframe to reach production	Increase
Foreign Exchange: US dollar appreciates compared to CDN dollar	Increase
Risk Free Yield Increase	Decrease
Expected Silver Ounces Mined Increase	Increase

Management expects that changes in the fair market value of the embedded derivative asset prior to mine production will largely be driven by the risk-free yield curve and silver price forward curve as well as proximity to production date. In a market where the price of silver is static, these changes are expected to be nominal relative to a production scenario, at which time management expects the variability of the fair value adjustments to increase significantly as silver ounces are mined and delivered to Wheaton.

Share Data

As at the date of this MD&A, the Corporation has 108,647,037 common shares issued and outstanding. In addition, there are outstanding incentive share options for a further 9,202,833 common shares, restricted share units that can be settled by way of shares issued from treasury for a further 512,334 common shares, and purchase warrants for a further 1,126,174 common shares.

Use of Financial Instruments

All of Alexco’s cash and cash equivalents at December 31, 2018 were held in the form of demand deposits. Alexco’s restricted cash and deposits were held in the form of term deposits and demand deposits. Alexco’s other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, and its investment in marketable securities.

At December 31, 2018, a total of $2,725,000 of Alexco’s restricted cash and deposits represents cash collateral posted with a surety company to underwrite surety bonds for security in respect of mine-site reclamation at certain of Alexco’s mineral properties. The balance of Alexco’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. The term deposits held at December 31, 2018 as individual financial instruments carry initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

The carrying amounts of Alexco’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of investments in marketable securities and embedded derivative are marked to fair value at each balance sheet date. The fair values of all of Alexco’s financial instruments measured at December 31, 2018, other than the marketable securities that are included in investments, constitute Level 2 and Level 3 measurements within the fair value hierarchy defined under IFRS. The fair value of the investments in marketable securities constitute as Level 1 measurements.

Substantially all of Alexco’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

Alexco’s accounts and other receivables at December 31, 2018 total $6,811,000, comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. Alexco’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors exposure to credit risk under its receivables, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG’s major customers which include government organizations as well as substantial corporate entities.

Substantially all of Alexco’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations and mineral exploration occur in Canada; and a significant portion of AEG’s revenues are earned in Canada. However, a significant portion of AEG’s revenues are in US dollars, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

The Corporation has not employed any hedging activities in respect of the prices for its payable metals or for its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements as defined by National Instrument 52-109.

Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel:

Key Management Personnel Compensation

(a)	Key Management Personnel Compensation

	Three Months Ended December 31		Year Ended December 31
	2018	2017	2018	2017

Salaries and other short-term benefits	$520	$485	$2,130	$2,246
Share-based compensation	498	285	2,513	2,072

	$1,018	$770	$4,643	$4,318

Key management includes the Corporation’s Board of Directors and members of senior management.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Actual outcomes can differ from these estimates.

The most significant judgments and estimates made by management in preparing the Corporation’s financial statements are described as follows:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

•	Impairment and Impairment Reversals of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

Management has assessed indicators of impairment and impairment reversals on the Corporation’s non-current non-financial assets and has concluded that no impairment or impairment reversal indicators exists as of December 31, 2018.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

•	Mineral Properties - Silver Stream Arrangement

Upon entering into a long-term streaming arrangement linked to production at operations, Management’s judgment was required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of the arrangement to determine whether we have disposed of an interest in the reserves and resources of the operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

•	Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 15 for further details on the methods and assumptions associated with the measurement of the embedded derivative within the Silver Streaming Interest. Management has applied judgement in concluding that the completion test as discussed in Note 15 will be met prior to December 31, 2020 or extended to a later date, therefore the capacity related refund is not likely to be owed to Wheaton Precious Metals Corp.

Changes In and Initial Adoption of Accounting Standards and Policies

The Corporation has adopted the new IFRS pronouncements listed below as at January 1, 2018, in accordance with the transitional provisions outlined in the respective standards and described below. In light of the changes to the revenue standard to IFRS 15, management has changed their treatment under IFRS 6 for the partial distribution of the mineral interest.

a)	Adjustments to Consolidated Financial Statements

The table below summarizes the adjustments to previously reported figures related to the policy change from IFRS 6:

Adjustments to Condensed Consolidated Balance Sheets

	December 31 2017	January 1 2017

Equity before accounting changes	$100,060	$90,673
Adjustments to equity relating to:
Property plant and equipment	2,117	2,283
Mineral properties	(10,229)	(10,229)
Deferred income tax liabilities	2,390	1,440
Silver streaming interest	18,118	18,118

Equity after accounting changes	$112,456	$102,285

Adjustments to Condensed Consolidated Statements of Loss and Comprehensive Loss

	Year ended December 31 2017	Year ended January 1 2017

Loss before accounting changes	$(7,648)	$(4,359)
Adjustments to loss relating to:
Depreciation and amortization	(165)	(165)

Loss after accounting changes	$(7,813)	$(4,524)

Loss per share before accounting changes:
Basic and diluted	$(0.08)	$(0.04)
Loss per share after accounting changes:
Basic and diluted	$(0.09)	$(0.05)

The Corporation has assessed the impact of IFRS 15 on its silver streaming arrangement with Wheaton. At the date the transaction was completed, the Corporation determined that the contract is a sale of a mineral interest and a related contract to provide extraction services. At the time of the arrangement, the related property was E&E and thus we have retrospectively applied a different policy under IFRS 6 to the receipt of that deposit at that point in time, in order to avoid any complications under IFRS 15. Under its existing policy, the Corporation applies the provisions of IFRS 6, which allows for an accounting policy choice to either apply the proceeds received as a credit to the carrying value of the exploration and evaluation (“E&E”) asset, or account for the transaction as a partial sale, with deferral of the gain, to be recognized on a units-of-production sold basis. Upon the effective date of IFRS 15, the Corporation will continue to apply the accounting for the Wheaton arrangement under IFRS 6 but has elected to change the policy to apply the proceeds received as a credit to the carrying value of the E&E asset. Management believes this approach to be more relevant and reliable.

Specifically, the USD $50,000,000 initial deposit recorded as consideration was applied against the carrying value of the mineral interest, with a gain being recognized to the extent that the value of the consideration exceeds the value of the mineral interest.

Overview of Changes to IFRS

The Corporation adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a modified retrospective approach in restating our prior period financial information.

IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. Management’s primary focus was evaluating contracts under its Environmental Services business, as this is currently the Corporation’s primary source of revenue. Based on this analysis, the Corporation does not have significant changes to the timing and amount of its revenue recognition related to environmental services under IFRS 15, as the majority of its contracts contain a series of same or similar performance obligations. Consequently, consistent with the Corporation’s existing policy, revenue is recognized “over time”, as the services are provided.

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and fair value through profit or loss (“FVTPL”). The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in OCI rather than in net earnings. The Corporation has made the irrevocable classification choice to record fair value changes on its equity investments in OCI (See Note 4 of the 2018 annual financial statements). This election resulted in a nil reclassification from the Corporation’s retained earnings to accumulated OCI, on January 1, 2018.

Credit risk arises from cash and cash equivalents and trade receivables. While the Corporation is exposed to credit losses due to the non-performance of its counterparties, there are no significant concentrations of credit risk and the Corporation does not consider this to be a material risk. The Corporations customers with whom the current business operations are with include government bodies and reputable businesses.

The Corporation has reviewed its expected credit losses on its trade receivables carried at fair value through other comprehensive income (“FVOCI”) on transition to IFRS 9. The Corporation has also implemented a process for managing provisions related to trade receivables going forward under IFRS 9. For its trade receivables, the Corporation applies the simplified approach for determining expected credit losses, which require the Corporation to determine the lifetime, expected losses for all its trade receivables. The expected lifetime credit loss provision for its trade receivables is based on historical counterparty default rates and adjusted for relevant forward looking information, when required. As the majority of its customers are considered to have low default risk and the Corporation does not extend credit to customers with a high default risk, the historical default rates are low and the lifetime expected credit loss allowance for trade receivables is nominal as at January 1, 2018 and December 31, 2018. Accordingly, the Corporation did not record any adjustment relating to the implementation of the expected credit loss model for its trade receivables.

The Corporation has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

	Original classification IAS 39	New classification IFRS 9
Financial Assets
Cash and cash equivalents	Amortized cost	Amortized cost
Short-term deposits	Amortized cost	Amortized cost
Equity securities	Available-for-sale	FVTOCI
Warrants	FVTPL	FVTPL
Trade accounts receivable	Amortized cost	Amortized cost
Other receivables	Amortized cost	Amortized cost
Derivative assets	FVTPL	FVTPL
Restricted cash	Amortized cost	Amortized cost

Financial Liabilities
Trade and other payables	Amortized cost	Amortized cost
Derivative liabilities	FVTPL	FVTPL

New accounting standard not yet effective

A new standard has been issued and is relevant to the Corporation but is not yet effective and therefore not reflected in these consolidated financial statements:

IFRS 16 relates to accounting for leases and lease obligations. It replaces the existing lease guidance in IAS 17, Leases. The purpose of the new standard is to report all leases on the statement of financial position and to define how leases and lease obligations are measured. IFRS 16 is effective from January 1, 2019 and must be applied retrospectively, subject to certain practical expedients, using either a full retrospective approach or modified retrospective approach.

The Corporation is currently involved in various lease obligations as part of its normal course of business. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees. All leases will be recorded on the statement of financial position, except short-term leases and low-value leases. This is expected to result in a material increase in both rights of use assets and lease liabilities upon adoption of the standard, and changes to the timing of recognition and classification of expenses associated to such lease arrangements. The Corporation anticipates an increase in cash flow from operating activities as lease payments will be recorded as financing outflows in the statement of cash flows. The Corporation also anticipates an increase in depreciation and finance expenses and a decrease in operating expenses.

The Corporation plans to adopt the modified retrospective approach and not restate balances for the comparative period. On initial adoption, the Corporation has elected to use the following practical expedients permitted under the standard:

•	Apply a single discount rate to a portfolio of leases with similar characteristics;

•	Account for leases with a remaining term of less than twelve (12) months as at January 1, 2019 as short-term leases; and

•	Account for lease payments as an expense and not recognize a right-of-use (“ROU”) asset if the underlying asset is of low dollar value.

On adoption of IFRS 16, the Corporation will recognize lease liabilities in relation to leases under the principles of the new standard measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the lease or the Corporation’s incremental borrowing rate as at January 1, 2019. The associated ROU assets will be measured at the amount equal to the lease liability on January 1, 2019. The Corporation has completed its review of all existing operating leases and service contracts to identify contracts in scope for IFRS 16 and assessed contracts for embedded leases. Adoption of the new standard is expected to result in the recognition of additional lease liabilities and ROU assets of approximately $1,000,000 each.

There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

Non-GAAP Measures

The Corporation presents non-GAAP measures, which are not defined in IFRS. A description and calculation of the measure is given below and may differ from similarly named measures provided by other issuers. We disclose this measure because we believe it assists readers in understanding Alexco’s financial position. This measure should not be considered in isolation or used in substitute for other measures prepared in accordance with IFRS.

Net Working Capital

Consolidated net working capital comprises those components of current assets and liabilities which support and results from the Corporation’s ongoing running of its current operations. It is provided to give a quantifiable indication of the Corporation’s short-term cash generation ability and business efficiency. As a measure linked to current operations and sustainability of the business, net working capital excludes: deferred revenue and flow-through share premium pending renunciation.

Internal Control Over Disclosure Controls and Procedures and Financial Reporting

Disclosure Controls and Procedures

Alexco’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based upon the results of that evaluation, the Alexco’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the date of this MD&A, Alexco’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by Alexco in reports it files under applicable securities legislation is recorded, processed, summarized and reported within the appropriate time periods and forms specified in those rules and include controls and procedures designed to ensure that information required to be disclosed by Alexco in reports it files under applicable securities legislation is accumulated and communicated to Alexco’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The management of Alexco is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Alexco’s financial statements are prepared. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2018.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent registered public accounting firm.

There has been no change in Alexco’s internal control over financial reporting during Alexco’s fiscal year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, Alexco’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to Alexco’s business activities. Such risk factors, as well as risks not currently known to the Corporation or that the Corporation currently deems to be immaterial, could materially affect the Corporation's future business, financial condition, results of operations, earnings and prospects, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations. Readers are encouraged to review other specific risk factors which are discussed elsewhere in this MD&A, as well as in the Corporation’s consolidated financial statements (under the headings “Description of Business and Nature of Operations”, “Significant Accounting Policies” and “Financial Instruments” and elsewhere within that document) and in Alexco’s Annual Information Form for the year ended December 31, 2018.

Negative Cash Flow From Operating Activities

The Corporation has not yet consistently achieved positive operating cash flow, and there are no assurances that the Corporation will not experience negative cash flow from operations in the future. The Corporation has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues from its mineral projects. Such future losses could have an adverse effect on the market price of the Corporation's common shares, which could cause investors to lose part or all of their investment.

Forward-Looking Statements May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements. See "Preliminary Notes – Cautionary Statement Regarding Forward-Looking Statements".

Dilution

The Corporation expects to require additional funds to finance its growth and development strategy. If the Corporation elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of the Corporation's shareholders. The Corporation may also issue additional securities in the future pursuant to existing and new agreements in respect of its projects or other acquisitions and pursuant to existing securities of the Corporation.

Exploration, Evaluation and Development

Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to Alexco’s properties, should any mineral resources exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of Alexco to sell, and profit from the sale of any eventual production from any of the Alexco’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of Alexco and therefore represent a market risk which could impact the long term viability of Alexco and its operations.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation and or development of the Corporation’s properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and or development of the Corporation’s properties will be commenced or completed on a timely basis, if at all; that the resulting operations will achieve the anticipated production volume; or that the construction costs and ongoing operating costs associated with the exploitation and or development of the Corporation’s properties will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations and profitability.

Figures for the Alexco’s Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These geological interpretations and statistical inferences used to develop the mineral resource estimates are imprecise and are drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

•	reserve, resource or other mineralization estimates will be accurate; or
•	mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Alexco's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of Alexco’s mineralization uneconomic and result in reduced reported mineral resources.

Amendments to Silver Purchase Agreement with Wheaton

The March 29, 2017 Amended SPA with Wheaton, requires that to satisfy the completion test under the Amended SPA, the Corporation will need to recommence operations on the KHSD Property and operate the mine and mill at 400 tonnes per day on or before December 31, 2020. If the completion test is not satisfied by December 31, 2020, the outcome could materially adversely affect the Corporation as it would be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further reduced by mill throughput exceeding 322 tonnes per day prior to December 31, 2020. The Corporation would need to raise additional capital to finance the capacity related refund and there is no guarantee that the Corporation will be able to raise such additional capital. In the event that the Corporation cannot raise such additional capital, the Corporation will default under the terms of the Amended SPA. The valuation model for the embedded derivative asset related to the SPA with Wheaton is based on a number of assumptions. The value of the derivative asset as at December 31, 2018 is $9,671,000. If, for example, the silver price were to increase to US$25.00 per ounce, and all other assumptions remained the same, the approximate derivative asset value would be negative $1,379,000 and could be classified as a derivative liability.

Keno Hill Silver District

While Alexco has conducted exploration activities in the KHSD, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Mining Operations

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into mineral deposits with significant value. Decisions by the Corporation to proceed with the construction and development of mines, including Bellekeno, are based on development plans which include estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation’s future cash flows, profitability, results of operations and financial condition. The Corporation’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, fire, rock falls and earthquakes, unusual or unexpected ground conditions, geological formation pressures, equipment failure and failure of retaining dams around tailings disposal areas which may result in, among other adverse effects, environmental pollution and consequent liability; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Furthermore, mining operations at the Bellekeno mine project were suspended as of early September 2013 as a result of sharp and significant declines in precious metals prices during the second quarter of 2013. Re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets, the effectiveness of cost structure reduction measures, the maintenance of current metal prices and the fluctuation of foreign exchange rates and the uncertainties around the results of these factors are significant. A re-start of underground production operations will require additional capital investment in excess of the capital resources currently on hand. There can be no assurance of a re-start of mining operations or continued access to financing in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and/or defer its planned exploration and development activities.

Employee Recruitment and Retention

Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole. During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and significant number of existing workers departed, leading to a so-called “generational gap” within the industry. Since the mid-2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn. Any re-start of mining operations will necessitate the re-hiring of mine and mill personnel. It may be difficult for Alexco to find and hire qualified people in the mining industry who are situated in the Yukon, or to obtain all of the necessary services or expertise in Yukon or to conduct operations on Alexco’s projects at reasonable rates. If qualified people and services or expertise cannot be obtained in the Yukon, we may need to seek and obtain those services from people located outside of this area, which may require work permits and compliance with applicable laws and could result in delays and higher costs.

Dependence on Management

The success of the operations and activities of the Corporation is dependent to a significant extent on the efforts and abilities of its management team. The Corporation does not maintain key employee insurance on any of its employees. The Corporation depends on key personnel and cannot provide assurance that it will be able to retain such personnel. Failure to retain such key personnel could have a material adverse effect on the Corporation’s business and financial condition.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits, approvals, authorizations, or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits, permit modifications, approvals, authorizations, licenses, and license modifications which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake. Specifically, the Corporation requires an amendment to its Quartz Mining License and a renewal of its Water Use License in order for it to be fully permitted for the ore production and processing from the Bermingham deposit and the Flame & Moth, Lucky Queen, Bellekeno and Onek deposits. Additionally, subsequent to completion of the environment assessment of the Corporation’s Existing State of Mine Reclamation Plan at Keno Hill by the Yukon Environmental and Social-Economic Assessment Board, the Corporation will need an amendment to its WUL by the Yukon Water Board to authorize the activities necessary to effect closure of the site. There can be no guarantee that the Corporation will receive the amendments and the renewal. Additionally, delays in receiving any requisite license amendments and renewals could adversely affect the Corporation’s profitability. The Corporation had originally expected to receive the requisite amendments and renewal by Q1 2019. However subsequent delays in the permitting process have extended the time expected for award of the final licenses to the third quarter of 2019.

Any failure by the Corporation to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions against the Corporation. The Corporation may be required to compensate those suffering loss or damage by reason of the Corporation’s mining operations or mine reclamation and remediation activities and may have civil or criminal fines or penalties imposed upon it for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with Alexco could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on Alexco. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Surety Bonding Risks

Alexco secures its obligations for reclamation and closure costs with surety bonds provided by leading global insurance companies in favour of regulatory authorities in the Yukon. These surety bonds include the right of the surety bond provider to terminate the relationship with Alexco on providing notice of up to 90 days. The surety bond provider would, however, remain liable to the regulatory authorities for all bonded obligations existing prior to the termination of the bond in the event Alexco failed to deliver alternative security satisfactory to the regulator. Alexco may require substantial additional capital to accomplish its exploration and development plans and fund strategic growth and there can be no assurance that financing will be available on terms acceptable to Alexco, or at all. Alexco may require substantial additional financing to advance the Keno Hill Silver District to production. These financing requirements could adversely affect Alexco’s ability to access the capital markets in the future. Failure to obtain sufficient financing, or financing on terms acceptable to Alexco, may result in a delay or indefinite postponement of exploration, development or production at its properties. Additional financing may not be available when needed and the terms of any agreement could impose restrictions on the operation of our business. Failure to raise financing when needed could have a material adverse effect on our business, financial condition, results of operations and prospects.

Environmental Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

Three of AEG’s customers accounted for 24.0%, 20.2% and 19.0%, respectively, of environmental services revenues in the 2018 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, either of these customers could have a significant detrimental effect on AEG environmental services business and the Corporation.

The patents which Alexco owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business and a material adverse impact on the Corporation.

AEG may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and AEG’s failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require AEG to change the way it conducts its business.

AEG is dependent on the professional skill sets of its employees, some of whom would be difficult to replace. The loss of any such employees could significantly affect AEG’s ability to service existing clients, its profitability and its ability to grow its business.

Potential Profitability of Mineral Properties Depends Upon Factors Beyond the Control of Alexco

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation’s control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments – including international trade restrictions. During the year ended December 31, 2018, the prices of silver, lead and zinc have steadily declined. Another factor is that rates of recovery may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Mine site care and maintenance costs during 2018 totaled $2,603,000 compared with $1,888,000 for 2017. The increase in costs was mainly due to site-based expenditures and mill maintenance and refurbishment initiatives in 2018. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for Alexco’s projects. These risks may have increased after the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot'in Nation v. British Columbia.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer, unregistered liens, or land claims, and title may be affected by undetected defects. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured. Title insurance generally is not available for mining claims in Canada. As a result, the Corporation may be constrained in its ability to operate its mineral properties or unable to enforce its rights with respect to its mineral properties. An impairment to or defect in the Corporation’s title to its mineral properties would adversely affect the Corporation’ business and financial condition.

Capitalization and Commercial Viability

Alexco will require additional funds to further explore, develop and mine its properties. Alexco has limited financial resources, and there is no assurance that additional funding will be available to Alexco to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although Alexco has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that Alexco will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect Alexco’s Growth and Profitability

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect Alexco's growth and profitability. Specifically:

•	a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and Alexco’s overall liquidity;

•	the volatility of silver and other commodity prices would impact Alexco’s revenues, profits, losses and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact Alexco’s operating costs; and

•	the devaluation and volatility of global stock markets could impact the valuation of Alexco’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Operating Hazards and Risks

In the course of exploration, development and production of mineral properties, certain risks, particularly including but not limited to unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Corporation may decide not to insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Corporation.

Adverse weather conditions could also disrupt the Corporation’s environmental services business and/or reduce demand for the Corporation’s services.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than the Corporation. The Corporation may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that the Corporation’s exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

Certain of the Corporation’s Directors and Officers are Involved with Other Natural Resource Companies, Which May Create Conflicts of Interest from Time to Time

Some of the Corporation’s directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, the Corporation may miss the opportunity to participate in certain transactions.

The Corporation May Fail to Maintain Adequate Internal Control Over Financial Reporting Pursuant to the Requirements of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Corporation’s internal control over financial reporting. The Corporation may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Corporation may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Corporation’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Corporation’s internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation’s processes, procedures and controls could also be limited by simple errors or faulty judgments. Although the Corporation intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, there is no certainty that it will be successful in complying with Section 404 of SOX.

Summary of Resources

The following table sets forth the estimated resources for the Corporation’s mineral properties:

Category[1,2,9]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)

Indicated	Bellekeno Deposit3&4	262,000	585	n/a	3.5%	5.3%	4,927,000
	Lucky Queen Deposit3&5	132,300	1,167	0.2	2.4%	1.6%	4,964,000
	Flame & Moth Deposit3&5	1,679,000	498	0.4	1.9%	5.3%	26,883,000
	Onek3&5	700,200	191	0.6	1.2%	11.9%	4,300,000
	Bermingham3&6	1,651,500	628	0.1	1.6%	1.3%	33,350,300
	Total Indicated – Sub-Surface	4,425,000	523	0.3	1.8%	4.7%	74,424,300
	Elsa Tailings[7]	2,490,000	119	0.1	1.0%	0.7%	9,527,000
	Total Indicated – All Deposits	6,915,000	378	0.2	1.5%	3.3%	83,952,300

Inferred	Bellekeno Deposit3&4	243,000	428	n/a	4.1%	5.1%	3,344,000
	Lucky Queen Deposit3&5	257,900	473	0.1	1.0%	0.8%	3,922,000
	Flame & Moth Deposit3&5	365,200	356	0.3	0.5%	4.3%	4,180,000
	Onek3&5	285,100	118	0.4	1.2%	8.3%	1,082,000
	Bermingham3&6	616,550	526	0.1	1.1%	0.9%	10,438,700
	Total Inferred	1,767,750	404	0.2	1.4%	3.4%	22,966,700

Historical	Silver King[8]
Resources	- Proven, probable and indicated	99,000	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,500	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.	All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) of NI 43-101.
2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.	The Keno Hill Silver District is comprised of five deposits: Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham, of which Bellekeno, Lucky Queen, Flame & Moth and Bermingham are incorporated into the current mine plan outlined in the technical report filed on SEDAR dated March 29, 2017 with an effective date of January 3, 2017, as amended on September 14, 2018, entitled “Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada” (the “PEA”). The mineral resource estimates for the project are supported by disclosure in the news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill” and the PEA. The mineral resource estimate for Bermingham has been updated by disclosure in note 6 below.
4.	The mineral resource estimate for the Bellekeno deposit is based on a geologic resource estimate having an effective date of September 30, 2012. The Bellekeno indicated mineral resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.
5.	The mineral resource estimate for the Lucky Queen, Flame & Moth and Onek deposits have an effective date of January 3, 2017.
6.	The resource estimate for the Bermingham deposit has an effective date of September 17, 2018 and is supported by disclosure in the news release dated September 20, 2018 entitled “Alexco Updates Bermingham Mineral Resource”.
7.	The mineral resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.
8.	Historical resources for Silver King were estimated by UKHM, as documented in an internal report entitled “Mineral Resources and Mineable Ore Reserves” dated March 9, 1997. The historical resources were estimated based on a combination of surface and underground drill holes and chip samples taken on the vein and calculated using the polygonal (block) model and the 1997 CIM definitions for resource categories. Verification of the estimate would require new drill holes into a statistically significant number of the historical resource blocks and/or a combination of on-vein sampling. A qualified person has not done sufficient work to classify this estimate of historical resources as current, nor is Alexco treating this historical estimate as a current Mineral Resource.
9.	The disclosure regarding the summary of estimated mineral resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent and a Qualified Person as defined by NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this AIF, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed for the capacity related refund under the silver purchase agreement with Wheaton will be available on reasonable terms; (2) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (3) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (4) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2018; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PEA (as defined under "Description of the Business – KHSD Property"); (6) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; (7) labor and other industry services will be available to the Corporation at prices consistent with internal estimates; (8) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (9) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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